N E T W O R K 1 F I N A N C I A L S E C U R I T I E S , I N C .

May 6, 2016

By EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Shineco, Inc.

Registration Statement on Form S-1

File No.: 333-202803

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as the underwriters of the proposed issuer, hereby joins the request of Shineco, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:00 p.m. (Eastern Standard Time) on May 10, 2016, or as soon as practicable thereafter.

Sincerely,

Bonwick Capital Partners LLC

By:	/s/ Devin Wicker
Name:	Devin Wicker
Title:	Chief Executive Officer

Network 1 Financial Securities, Inc.

By:	/s/ Damon D. Testaverde
Name:	Damon D. Testaverde
Title:	Managing Director

Date:	May 6, 2016

Members FINRA & SIPC

Bonwick Capital Partners LLC 40 West 57th Street, 28th Floor, New York, NY 10019 (646) 780-0380	Network 1 Financial Securities, Inc. The Galleria, 2 Bridge Avenue, Building 2, Red Bank, NJ 07701 (732) 758-9001